Exhibit 99.1

NEWS RELEASE

Attention:	Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CHANGE OF VENUE AND TIME FOR ANNUAL GENERAL MEETING

(Calgary, June 23, 2013) - Pengrowth Energy Corporation today announced that, in light of the recent flooding in and around the Calgary downtown area, it will be moving the location and time of its 2013 Annual General Meeting.

The meeting, which was originally scheduled to be held 3:00 PM Mountain Time (MT) at the Metropolitan Conference Centre, will now be held at the Calgary Winter Club at 3:30 PM MT. Revised details of the meeting are as follows:

Pengrowth 2013 Annual General Meeting
Date:                      Tuesday June 25, 2013
Location:               The Calgary Winter Club
4611 14th Street NW
Calgary, Alberta

Please note that, while recent flooding has damaged property throughout southern Alberta, Pengrowth’s oil and gas field operations have experienced very limited impact from the flooding to date.

Questions can be directed to investorrelations@pengrowth.com or to Pengrowth’s temporary contact phone number at 403-556-3424.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com